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                       SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549

                                   -----------

                                  SCHEDULE 13G
                                 (Rule 13d-102)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
          TO RULES 13d-1(b), (c), AND (d) AND AMENDMENTS THERETO FILED
                            PURSUANT TO RULE 13d-2(b)

                              (Amendment No. 12)/1/

                       The Latin America Equity Fund, Inc.
   ---------------------------------------------------------------------------
                                (Name of Issuer)

                                  Common Stock
   ---------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    51827T100
   ---------------------------------------------------------------------------
                                 (CUSIP Number)

                                 April 30, 2003
   ---------------------------------------------------------------------------
             (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

     [X] Rule 13d-1(b)

     [ ] Rule 13d-1(c)

     [ ] Rule 13d-1(d)

--------
            /1/The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

            The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


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-------------------                                           -----------------
CUSIP No. 51827T100                      13G                  Page 2 of 4 Pages
-------------------                                           -----------------

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1.  NAME OF REPORTING PERSON

    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                  President and Fellows of Harvard College

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                                                          (a)            [ ]

2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

                                                          (b)            [ ]

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3.  SEC USE ONLY

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4.  CITIZENSHIP OR PLACE OF ORGANIZATION

                  Massachusetts

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                               5.  SOLE VOTING POWER
                                        1,427,156 shares
          NUMBER OF
            SHARES                 ---------------------------------------------
         BENEFICIALLY
           OWNED BY            6.  SHARED VOTING POWER
             EACH                       ----
          REPORTING
           PERSON                  ---------------------------------------------
            WITH
                               7.  SOLE DISPOSITIVE POWER
                                        1,427,156 shares

                                   ---------------------------------------------

                               8.  SHARED DISPOSITIVE POWER
                                        ----
--------------------------------------------------------------------------------

9.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                  1,427,156 shares

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10. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES                [ ]
    CERTAIN SHARES*

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11. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
                  22.6%/2/

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12. TYPE OF REPORTING PERSON*
                  EP

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                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

---------------------------
     /2/This filing is occasioned both by the acquisition by President and Fellows of Harvard College ("Harvard") of shares of Latin America Equity Fund, Inc. (the "Fund") since December 31, 2002 and by a recalculation of the size of Harvard's position based on an update in the number of outstanding shares reported by the Fund in its filings with the Securities and Exchange Commission. Since Harvard's last filing with respect to the Fund's shares on February 12, 2003, the Fund has reported a smaller number of shares outstanding than had been reported as of the time of Harvard's last filing. On March 3, 2003, the Fund reported that there were 6,322,240 shares outstanding as of December 31, 2002, following the completion in November 2002 of the Fund's tender offer for its shares. Harvard's percentage ownership of the Fund in this 13G is calculated based on this updated information regarding the Fund's outstanding shares. If Harvard's previous 13G filing had reflected Harvard's percentage ownership of the Fund based on the updated number of outstanding shares as of that time, Harvard's percentage ownership would have been 20.0% as of December 31, 2002, and the increase in Harvard's ownership from then to now would not have resulted in an obligation to file this 13G.



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                                  SCHEDULE 13G
                                  ------------

   Item 1(a)      Name of Issuer:
                           The Latin America Equity Fund, Inc.

        1(b)      Address of Issuer's Principal Executive Offices:
                           466 Lexington Avenue, 16th Floor
                           New York, NY  10017

   Item 2(a)      Name of Person Filing:
                           President and Fellows of Harvard College

        2(b)      Address of Principal Business Office or, if none, Residence:
                           c/o Harvard Management Company, Inc. 600
                           Atlantic Avenue
                           Boston, MA  02210

        2(c)      Citizenship:
                           Massachusetts

        2(d)      Title of Class of Securities:
                           Common Stock

        2(e)      CUSIP Number:
                           51827T100

   Item 3 The reporting person is an employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F).

   Item 4         Ownership:

         4(a)     Amount beneficially owned:
                            1,427,156 shares

         4(b)     Percent of Class:
                            22.6%/3/

         4(c)     Number of shares as to which such person has:

                  (i)      sole power to vote or to direct the vote:
                           1,427,156 shares

                  (ii)     shared power to vote or to direct the vote:

                                    ---------

     ---------------------------

          /3/ This filing is occasioned both by the acquisition by President and Fellows of Harvard College ("Harvard") of shares of Latin America Equity Fund, Inc. (the "Fund") since December 31, 2002 and by a recalculation of the size of Harvard's position based on an update in the number of outstanding shares reported by the Fund in its filings with the Securities and Exchange Commission. Since Harvard's last filing with respect to the Fund's shares on February 12, 2003, the Fund has reported a smaller number of shares outstanding than had been reported as of the time of Harvard's last filing. On March 3, 2003, the Fund reported that there were 6,322,240 shares outstanding as of December 31, 2002, following the completion in November 2002 of the Fund's tender offer for its shares. Harvard's percentage ownership of the Fund in this 13G is calculated based on this updated information regarding the Fund's outstanding shares. If Harvard's previous 13G filing had reflected Harvard's percentage ownership of the Fund based on the updated number of outstanding shares as of that time, Harvard's percentage ownership would have been 20.0% as of December 31, 2002, and the increase in Harvard's ownership from then to now would not have resulted in an obligation to file this 13G.


                                Page 3 of 4 Pages

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                  (iii)    sole power to dispose or to direct the disposition
                           of:
                           1,427,156 shares

                  (iv)     shared power to dispose or to direct the disposition
                           of:
                           --------

   Item 5         Ownership of Five Percent or Less of a Class:
                           Not Applicable.

   Item 6         Ownership of More than Five Percent on Behalf of Another
                  Person:
                           Not Applicable.

   Item 7 Identification and Classification of the Subsidiary which Acquired the Security Being Reported on by the Parent Holding Company:
                           Not Applicable.

   Item 8         Identification and Classification of Members of the Group:
                           Not Applicable.

   Item 9         Notice of Dissolution of Group:
                           Not Applicable.

   Item 10        Certification:

                 By signing below the undersigned certifies that, to the best of its knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

                                        PRESIDENT AND FELLOWS OF HARVARD COLLEGE

                                        By: /s/ Michael S. Pradko
                                            -----------------------
                                            Name:   Michael S. Pradko
                                            Title:  Authorized Signatory

May 12, 2003

                                Page 4 of 4 Pages